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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*



                          Fairmount Chemical Co., Inc.
                                (Name of Issuer)

                          Common Stock, par value $1.00
                         (Title of Class of Securities)

                                    305477101
                                 (CUSIP Number)
                               Charles Skop, Esq.
                                  Rosen & Reade
                                757 Third Avenue
                             New York, NY 10017-2049
                                  (212)303-9000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 9, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D



CUSIP NO.  305477101                      PAGE    2   of   4   Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Estate of William E. Leistner - 13-7024214
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /  /
                                                                   (b) /  /
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3   SEC USE ONLY
-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
-------------------------------------------------------------------------------
    NUMBER OF         7  SOLE VOTING POWER
    SHARES               0
    BENEFICIALLY     ----------------------------------------------------------
    OWNED BY          8  SHARED VOTING POWER
      EACH               0
    REPORTING        ----------------------------------------------------------
     PERSON           9  SOLE DISPOSITIVE POWER
      WITH               0
                     ----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    /  /
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                               PAGE    3   of   4   Pages


Item 1.  Security and the Issuer

    This Amendment No. 3 to Schedule 13D filed by William E. Leistner on April 6, 1992 is filed by the Estate of William E. Leistner to reflect information required pursuant to Rule 13D-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of common stock, par value $1.00 per share (the "Fairmount Common Stock") of Fairmount Chemical Co., Inc. ("Fairmount"), with its principal offices at 117 Blanchard Street, Newark, New Jersey 07105. Except as otherwise defined herein, all terms are used herein as defined in said Rules and Regulations.

    Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer

    (a) As of the date hereof, the Estate has no beneficial ownership of any shares of the Fairmount Common Stock or the Preferred Stock.

    (b) The Estate possesses no sole power to vote or to direct the vote, and no sole power to dispose or to direct the disposition of any shares of the Fairmount Common Stock or any shares of the Preferred Stock.

    (c) On April 9, 1998, pursuant to the Last Will and Testament of William E. Leistner, the Estate distributed to Howard Leistner, Gilbert Leistner and Hedi Mizrack, who are the beneficiaries of the Estate (the "Beneficiaries"), 4,789,200 shares of the Fairmount Common Stock and 5,400,000 shares of the Fairmount Preferred Stock convertible into 5,400,000 shares of Common Stock, by transferring said shares to The Howard Leistner, Hedi Mizrack and Gilbert Leistner Irrevocable Grantor Trust, of which trust the Beneficiaries are the sole grantors, beneficiaries and trustees.


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                                               PAGE    4   of   4   Pages


    (d) Not applicable

    (e) On April 9, 1998, the Estate ceased to be the beneficial owner of more than five percent of the Fairmount Common Stock.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, correct and complete.

                              Estate of William E. Leistner, Deceased


                              By: /s/ Sondra Jacoby
                                  ------------------------------
                                  Sondra Jacoby, as Co-Executrix


                              By: /s/ William Setzler
                                  -------------------------------
                                  William Setzler, as Co-Executor


Dated: July 20, 1998